1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 21, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

Announcement in relation to
changing sponsor representative of sponsor

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with the requirements stipulated under "Provisional Measures on the Sponsor System for Issuing and Listing of Securities", the Company employed CITIC Securities Co., Ltd. and China Galaxy Securities Company Limited (hereafter as "Galaxy Securities") as the joint sponsors of the Company at the initial public offering and listing of the Company's A shares, pursuant to which Galaxy Securities assigned Gao Yiwen and Lu Yu to serve as the sponsor representatives at the initial public offering of A shares of the Company.

The Company currently receives the "Letter in relation to changing sponsor representatives" issued by Galaxy Securities explaining that due to job reallocation of Gao Yiwen, Galaxy Securities decided to reassign the original sponsor representatives from Gao Yiwen and Lu Yu to Lu Yu and Li Ning.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of
Aluminum Corporation of China Limited

21 November 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary